Exhibit 3.39
Articles of Incorporation
1.	NAME OF CORPORATION: Indianapolis Radio License Co.

2.	RESIDENT AGENT: C T Corporation System One North Capitol Avenue Indianapolis, IN 46204

3.	SHARES: Number of shares 10,000 Voting Common

4.	SIGNATURES OF INCORPORATORS:

Valerie H. McClain	Daniel J. Kennedy

Name (print)	Name (print)

1635 Market Street, Philadelphia PA 19103	1635 Market Street, Philadelphia PA 19103

/s/ Valerie H. McClain	/s/ Daniel J. Kennedy